UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2024

Commission File Number: 001-41421

Alvotech
(Translation of registrant's name into English)

9, Rue de Bitbourg,
L-1273 Luxembourg,
Grand Duchy of Luxembourg
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F [ X ]      Form 40-F [   ]

Incorporation by Reference

This Report on Form 6-K (this “Report”) of Alvotech (the “Company”), excluding Exhibit 99.1 attached hereto, shall be deemed to be incorporated by reference into the Company’s registration statements on Forms F-3 (File Nos. 333-266136, 333-273262, and 333-275111 and 333-281684) and the Company’s registration statement on Form S-8 (File No. 333-266881) and to be a part thereof from the date on which this Report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

Exhibit 99.1 to this Report is being furnished and shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934 (the “Exchange Act”) or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933 or the Exchange Act.

Earnings Release

On November 13, 2024, Alvotech issued a press release announcing its financial results for the nine months ended September 30, 2024. A copy of this press release is furnished as Exhibit 99.1 to this Report on Form 6-K.

Business Update Conference Call

The Company will conduct a business update conference call and live webcast on Thursday November 14, at 8:00 am ET (13:00 GMT). A live webcast of the call and the presentation will be available on the Company’s website, and a replay of the webcast can be accessed on the same site following the call for 90 days.

Cautionary note on forward-looking statements

This Report contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Words such as “may,” “will,” “expect,” “plan,” “anticipate,” “estimate,” “intend” and similar expressions (as well as other words or expressions referencing future events, conditions or circumstances) are intended to identify forward-looking statements. These forward-looking statements are based on the Company’s expectations and assumptions as of the date of this Report. Each of these forward-looking statements involves risks and uncertainties. Actual results may differ materially from those expressed or implied by these forward-looking statements. For a discussion of risk factors that may cause the Company’s actual results to differ from those expressed or implied in the forward-looking statements in this Report, you should refer to the Company’s filings with the U.S. Securities and
Exchange Commission, including the “Risk Factors” sections contained therein. Except as required by law, the Company undertakes no obligation to publicly update any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law. You should, therefore, not rely on these forward-looking statements as representing the Company’s views as of any date subsequent to the date of this Report.

EXHIBIT INDEX

Exhibit Number	Description

99.1	Press Release dated November 13, 2024

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Alvotech
(Registrant)

Date: November 13, 2024	/s/ Tanya Zharov
Tanya Zharov
General Counsel